

November 23, 2010

Ms. Gina Vascsinec
Vice President and Controller
Hawker Beechcraft Acquisition Company, LLC
10511 East Central
Wichita, Kansas 67206

> **Re: Hawker Beechcraft Acquisition Company, LLC**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 333-147828**

Dear Ms. Vascsinec:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Report of Independent Registered Public Accounting Firm, page 48

1. It does not appear that the report issued for the predecessor period of January 1, 2007 through March 25, 2007 has been signed. Please amend your document to provide a signed report from your independent accountants.

Form 10-Q for September 30, 2010
Financial Statements
Note 8. Debt and Notes Payable, page 11

2. We note that the $13.9 million increase in the balance of the PIK-election notes in fiscal 2010 was attributable to your decision to make the October 1, 2010 interest payment by issuing additional PIK-election notes rather than by paying in cash. Please clarify for us how this payment appears in the cash flow statement.

3. As a related matter, upon redemption of the PIK-election notes, we would expect you to classify any portion of the notes that represents interest incurred but not paid, as an

adjustment to reconcile net income (loss) to net cash from operating activities. Please supplementally confirm that this is your intent or advise, supplementally and in detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief